Exhibit E

CAIS Sports, Media and Entertainment Fund

Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

[●], 2026

Dear Shareholder:

CAIS Sports, Media and Entertainment Fund (the “Fund”) has received your tender of all or some, as the case may be, of your common shares of beneficial interest in the Fund (the “Shares”) pursuant to the tender offer that commenced on May 15, 2026 (the “Offer”). The Fund accepts your tender of Shares in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the Offer exceeds the maximum number of Shares that may be purchased by the Fund under the terms of the Offer (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender of Shares as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Shares, as described above, you are entitled to receive a payment in an amount equal to the value, determined as of June 30, 2026 (the “Valuation Date”), of the repurchased Shares, in accordance with the terms of the Offer, less any early repurchase fee, if applicable. Pursuant to the terms of the Offer, the Board of Trustees of the Fund has discretion to hold back a portion of the amount due to you, which shall not exceed 5% of the total amount due to all tendering Shareholders. Accordingly, a cash payment of at least 95% of the value of your Shares to be repurchased by the Fund will be wire transferred to the account designated by you within 65 days following the Valuation Date. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance (in accordance with the terms of the Offer). The final post-audit payment representing the balance of the amount due, if any, will be paid to you no later than 30 calendar days after the completion of the Fund’s next annual audit according to the terms of the Offer, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase. We expect that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the applicable fiscal year-end of the Fund.

If you are tendering only a portion of your account, or the Fund has not accepted all of the Shares tendered, you remain a Shareholder of the Fund with respect to the portion of Shares that you did not tender or that the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (844) 241-8667.

Sincerely,

CAIS Sports, Media and Entertainment Fund

Enclosure

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